Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 8 DATED APRIL 19, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 24, 2009 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 1 dated October 29, 2009, Supplement No. 2 dated November 9, 2009, Supplement No. 3 dated December 16, 2009, Supplement No. 4 dated January 20, 2010, Supplement No. 5 dated February 12, 2010, Supplement No. 6 dated March 15, 2010 and Supplement No. 7 dated April 9, 2010. Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the status of our public offering; and

•	our acquisition of the Parkway Medical Center in Beachwood, Ohio.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of April 9, 2010, we had received and accepted subscriptions in our offering for 4,187,883 shares of our common stock, or approximately $41,773,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan. As of April 9, 2010, 295,812,117 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to the distribution reinvestment plan. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum offering amount has been sold.

Acquisition of the Parkway Medical Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section beginning on page 80 of the prospectus:

On April 12, 2010, we, through our wholly owned subsidiary, G&E HC REIT II Parkway Medical Center, LLC, acquired the Parkway Medical Center, located in Beachwood, Ohio, or the Parkway Medical Center property, from Parkway Medical Center, LLC, or the seller, an unaffiliated third party, for a purchase price of $10,900,000, plus closing costs.

Financing and Fees

We financed the purchase of the Parkway Medical Center property using cash proceeds from our offering. In connection with the acquisition, we paid our advisor an acquisition fee of $300,000, or 2.75% of the purchase price. Additionally, pursuant to a separate agreement to which we were not a party, in connection with the completion of the sale of the Parkway Medical Center property, the seller paid a real estate broker of Grubb & Ellis Company, our sponsor, $164,000, or 1.5% of the purchase price, as a commission for real estate brokerage services.

Description of the Property

The Parkway Medical Center property consists of two medical office buildings, located on approximately 5.1 acres of land in Beachwood, Ohio. The north building was built in 1972 and consists of approximately 51,000 square feet of gross leasable area, while the south building was built in 1987 and consists of approximately 37,000 square feet of gross leasable area. As of April 2010, the Parkway Medical Center property is approximately 87.1% leased to University Hospitals Case Medical Center and a number of small physician practices.

The following table shows, as of April 2010, the effective annual rental rate per square foot, lease expiration and renewal options for the major tenant of the Parkway Medical Center property.

	Effective
	Annual Rental
	Rate Per	Square	Lease	Renewal
Tenant	Square Foot	Feet	Expiration	Options

University Hospitals Case Medical Center	$23.81	12,000	June 2019	None

The Parkway Medical Center property has a widespread service area encompassing five counties surrounding Beachwood. The Parkway Medical Center property is approximately 10 miles from the Cleveland Central Business District and has close proximity to Interstate 271, affording its tenants easy access to the greater Cleveland area. The Parkway Medical Center property faces competition from several other on and off-campus medical office buildings located throughout Cuyahoga County.

We believe that the Parkway Medical Center property is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Parkway Medical Center property over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the Parkway Medical Center property will be approximately $10,113,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 15 and 39 years, respectively. Real estate taxes payable on the Parkway Medical Center property for 2009 were approximately $165,000 at a rate of 2.52%.

Grubb & Ellis Equity Advisors, Property Management, Inc., or GEEA Property Management, will serve as the property manager and will provide services and receive certain fees and expense reimbursements in accordance with the compensation provisions described in our prospectus in connection with the operation and management of the Parkway Medical Center property. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the Parkway Medical Center property on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. We will pay GEEA Property Management 4.0% of the gross monthly cash receipts derived from the operations of the Parkway Medical Center property. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the Parkway Medical Center property in accordance with the compensation provisions described in our prospectus.

The following table sets forth the lease expirations of the Parkway Medical Center property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total square feet covered by such leases and the gross annual rent and percentage of gross annual rent represented by such leases.

				% of Gross
		Total Square	Gross Annual	Annual Rent
		Feet of	Rent of	Represented
	No. of Leases	Expiring	Expiring	by Expiring
Year	Expiring	Leases	Leases	Leases

2010	4	6,051	$118,967	7.3%
2011	10	12,491	$270,448	16.6%
2012	2	4,740	$107,948	6.6%
2013	3	6,164	$121,989	7.5%
2014	5	7,465	$157,812	9.7%
2015	5	11,024	$228,726	14.1%
2016	6	15,399	$285,329	17.6%
2017	—	—	$—	—%
2018	—	—	$—	—%
2019	1	11,815	$281,315	17.3%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Parkway Medical Center property for the last five years:

		Average Effective Annual
		Rental Rate per
Year	Average Occupancy Rate	Square Foot

2005	52%	$19.19
2006	66%	$18.79
2007	72%	$19.00
2008	77%	$19.43
2009	79%	$20.38

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